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06011454

February 24, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	**Issue Date**
1. B Share Dividend Declaration	February 24, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

3/8

Issued: 24 February 2006

B Share Dividend

A non-cumulative preferential dividend of 1.1917 pence per B Share for the six months ending 25 March 2006 will be paid on 27 March 2006 to holders of B Shares whose names are on the Register of Members of Marks and Spencer Group plc at the close of business on 24 February 2006.

Shareholders will be given the opportunity to elect to redeem their B Shares at 70 pence per share on 27 March 2006.

For further information, please contact:

Anthony Clarke
Tel. 020 8718 9940